OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 6

Beverly Hills Bancorp Inc.
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 087866109

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2006
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1		Name of Reporting Person	Howard Amster

2	    	If a member group			a)	/  /

							b)       /X/

3        	SEC Use only

4	     	Source of Funds			PF

5	   	Check if Disclosure

6          	Citizenship				USA

Number of Shares		7		Sole Voting		1,586,512
Beneficially
Owned By Each		8		Shared Voting
Reporting Person
With				9		Sole Dispositive  	1,586,512

				10 		Shared Dispositive

11	Aggregate Amount Beneficially owned	      		1,586,512

12       	Check if Aggregate Amount (11) Excludes Certain Shares

13       	Percent of Class Represented by amount in row (11) 	8.5 %

14       	Type of Reporting Person					IN
















There are no changes to the Schedule 13D, as amended except as set forth in this sixth amendment.

Item	1.	Security and Issuer

		Beverly Hills Bancorp Inc.
		common stock

		Beverly Hills Bancorp Inc.
		23901 Calabasas Road, Suite 1050
		Calabasas, California 91302
		818 223 8084

CUSIP Number	087866109

Item	2.	Identity and Background

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Ohio 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Item 4.	Purpose of Transaction

Howard Amster tendered shares to Beverly Hills Bancorp Inc.
pursuant to an Offer to Purchase document dated 7/14/06.

Mr. Amster is a member of the Board of Directors of Beverly
Hills Bancorp Inc.

However, Mr. Amster might acquire additional shares or other securities of the Issuer or dispose of some or all of his shares depending upon market conditions and his personal
circumstances.
Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 18,711,507 shares as referenced in Beverly Hills Bancorp Inc.
Offer to Purchase document dated 7/14/06.

(a)(b)	The aggregate amount owned by Howard Amster in
his name and individual retirement accounts is 1,586,512 shares or 8.5 % of the outstanding shares.

The above number includes 50,000 of shares that may be acquired upon exercise of options previously issued by the Issuer to Mr. Amster.

c)	Description of Transaction

Shares tendered to the Company pursuant to offer to purchase for cash.

Identity		Date		Shares		Price
Howard Amster	08/22/06	982,819	9.00
in his Individual
Retirement Accounts


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 24, 2006


          /s/
Howard Amster